Exhibit 99.1

Meten Holding Group Ltd. Announces Entry into Share Subscription

Agreements in Connection with Private Placement of Ordinary Shares

SHENZHEN, China, August 7, 2023 /PRNewswire/ -- Meten Holding Group Ltd. (“Meten Holding Group” or the “Company”) (NASDAQ: METX), a cryptocurrency mining company, today announced that it has entered into subscription agreements (the “Subscription Agreements”) with two foreign investors, including an institutional investor, Future Satoshi Ltd, and an individual investor, for the issue and sale of 4,000,000 ordinary shares of the Company, par value US$0.003 per share (the “Ordinary Shares”), for total gross proceeds of $1,000,000, or US$0.25 per share.

The Company expects the transactions contemplated by the Subscription Agreements to close on or about August 16, 2023. The Company plans to use the proceeds to purchase additional mining machines, which is expected to further increase the aggregate computing power of the Company’s cryptocurrency mining fleet.

“We are excited to announce the entry into the Subscription Agreements. With the capital injection, we are aim to further grow our cryptocurrency mining business,” said Mr. Alan Peng, Chief Executive Officer of Meten Holding Group.

About Meten Holding Group Ltd.

Meten Holding Group Ltd. is a technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. The Company is committed to developing cryptocurrency mining related businesses in North America, including cryptocurrency mining, mining farm construction, and mining pool and data center operation.

For more information, please visit: https://meten.investorroom.com

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

IR@meten.com